Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct dial: (650) 849-3275

October 12, 2022

BY EDGAR AND EMAIL

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Pasithea Therapeutics Corp.
Preliminary Proxy Statement filed by Concord IP2 LTD. et al.
Filed September 23, 2022
File No. 001-40804

Soliciting Materials filed pursuant to Rule 14a-12
Filed September 29, 2022
File No. 001-40804

Dear Mr. Duchovny:

On behalf of our clients Camac Fund, LP, Camac Partners, LLC, Camac Capital, LLC, Concord IP2 Ltd., Elderhill Corporation, Leonite Capital LLC, Leonite Fund I, LP, Eric Shahinian, David Delaney and Avi Geller (collectively, the “Concerned Stockholders”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 30, 2022, concerning the Concerned Stockholders’ preliminary proxy statement on Schedule 14A filed with the Commission on September 23, 2022 (the “Proxy Statement”) and Soliciting Materials filed pursuant to Rule 14a-12 filed with the Commission on September 29, 2022 (the “Soliciting Materials”), each relating to Pasithea Therapeutics Corp. (the “Company”).

In connection with the submission of this letter, the Concerned Stockholders are filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Concerned Stockholders’ response. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in the Amended Proxy Statement.

Daniel F. Duchovny, Esq.

October 12, 2022

Preliminary Proxy Statement

Cover letter, page 1

1.	It has come to our attention that the company has disputed your ability to require the company to call a special meeting of security holders as a result of not having delivered sufficient valid shareholder consents. Please revise your disclosure to describe the dispute and the effects this dispute may have on the special meeting being called.

The Concerned Stockholders dispute any claim by the Company that any of the Concerned Stockholders’ efforts to call the Special Meeting were deficient in any manner. On October 3, 2022, the Company announced that the Concerned Stockholders had successfully called the Special Meeting of the Stockholders of the Company (the “Special Meeting”).

Notwithstanding the foregoing, and without prejudice to the position of the Concerned Stockholders, solely in response to the Staff’s comment, the Concerned Stockholders have included additional disclosure in the Amended Proxy Statement related to the process by which the Company provided information requested by the Company related to the call of the Special Meeting.

Cover Page, page 1

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements.

●	“Each of the Concerned Stockholders has a track record of investing success, including in situations like those at Pasithea.”

The Concerned Stockholders have clarified this statement. Each of Messrs. Delaney, Geller and Shahinian is a sophisticated investor with extensive experience investing in, and serving as directors of, public companies requiring substantial oversight. For example, Messrs. Delaney and Geller were both directors at Parkit Enterprise Inc., while Mr. Shahinian is a director at Liberated Syndication Inc. Both companies were involved in significant governance and operational turnarounds at the time of the involvement of each of Messrs. Delaney, Geller and Shahinian.

Daniel F. Duchovny, Esq.

October 12, 2022

●	“...management’s alarming (negative) track record...”

The Concerned Stockholders submit that it is self-evident that the Company’s management has an alarming, and negative, track record. To cite just one example, and as disclosed in the Proxy Statement, the current management team has overseen the complete collapse of the Company’s stock price and the related destruction of stockholder value. The Company’s initial public offering price for a unit of one share of Common Stock and one warrant was $5.00, as compared to a closing price of $1.26 on October 11, 2022 for a share of Common Stock.

●	that Alpha-5 is “...a business that we believe was and is largely non-existent and worthless.”

The Concerned Stockholders have significant concern about the viability and prospects of Alpha-5 integrin, LLC (“Alpha-5”). Virtually no information about Alpha-5 is available on the internet; Alpha-5 does not even maintain a website. Indeed, most of the publicly available information concerning Alpha-5 is contained in the Company’s own disclosures in connection with its acquisition of Alpha-5. To the knowledge of the Concerned Stockholders, Alpha-5 has never disclosed any information about its purported research activities and drug candidates. Shockingly, the Company does not disclose how it arrived at the valuation that it ascribed to Alpha-5. The silence of Alpha-5 and the Company on these matters leads the Concerned Stockholders to conclude that Alpha-5 is largely worthless.

Reasons for this Proxy Solicitation, page 1

3.	Please revise your first bullet point to state that the stock has been traded for 12 months, not nine.

The Concerned Stockholders have revised the Amended Proxy Statement as request by the Staff.

Questions and Answers about this Proxy Solicitation, page 2

4.	Please revise the answer to the last question on page 4 to state whether shareholders will vote on the election of your nominees at the current meeting or at a later date.

The Concerned Stockholders have revised the Amended Proxy Statement as request by the Staff.

Daniel F. Duchovny, Esq.

October 12, 2022

Soliciting Material filed pursuant to Rule 14a-12

Cover Letter, page 1

5.	As noted above, we understand the company has disputed the validity of the consents you delivered as support for your request that company call a special meeting of security holders. Please confirm that you will include a reference to this dispute in any future soliciting materials.

The Concerned Stockholders acknowledge the Staff’s comment. In view of the disclosure by the Company on October 3, 2022, that the Concerned Stockholders had successfully called the Special Meeting, the Concerned Stockholders do not believe that any discussion of any claims by the Company that the Concerned Stockholders were, at any point, deficient in requesting the Special Meeting is material to stockholders in the context of future soliciting materials.

6.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements included below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

●	That the company is “wasting stockholders’ capital” by not calling the special meeting.

The Concerned Stockholders dispute any claim by the Company that any of the Concerned Stockholders’ efforts to call the Special Meeting were deficient in any manner. The Concerned Stockholders first provided the materials necessary to call the Special Meeting to the Company on September 2, 2022. Thereafter, the Company, asserted various nonsubstantive pretextual deficiencies in respect of, and requested additional information concerning, the clear desire of the Company’s stockholders to call the Special Meeting. Prior to the Company’s announcement on October 3, 2022, that the Concerned Stockholders had successfully called the Special Meeting, the Concerned Stockholders, on numerous occasions, provided the information requested by the Company to demonstrate that the Special Meeting had been validly requested as of September 2, 2022. All such information was, in substance, identical to the information provided to the Company on September 2, 2022. Given these facts, and that the Company’s actions did not prevent the Special Meeting from being requested, the Concerned Stockholders believe that it is self-evident that the Company’s actions did not accomplish anything; accordingly, such actions are the very definition of wasted stockholder capital.

●	That the company board “would rather dig its heels in than honor the will of stockholders.”

The Concerned Stockholders refer the Staff to the response to the prior bullet. Given these facts, and that the Company’s actions did not prevent the Special Meeting from being requested, the Concerned Stockholders believe that it is self-evident that the Company’s actions did not accomplish anything; accordingly, such actions represented the ineffective efforts by the Board to attempt to thwart the clear will of stockholders to request the call of the Special Meeting.

●	The company board has “attempt[ed] to maintain control.”

Daniel F. Duchovny, Esq.

October 12, 2022

The Concerned Stockholders refer the Staff to the response to the prior two bullets. Given these facts, and that the Company’s actions did not prevent the Special Meeting from being requested, the Concerned Stockholders believe that it is self-evident that the Company’s actions represent the actions of a board of directors that is attempting to remain in control of the Company rather than holding the Special Meeting and risking possible removal by stockholders.

7.	Please revise your disclosure to remove the sentence “We are pleased that Dr. Steinman determined that stepping down from this position was in the Company’s best interest” or provide support for the statement. The company’s filing contains no such statement.

The Concerned Stockholders note that, as a director of a Delaware corporation, Dr. Steinman has an obligation to act in the best interests of the Company and its stockholders. Accordingly, it is the position of the Concerned Stockholders that Dr. Steinman’s decision to resign from the Board’s audit committee represents his determination that such action is in the best interests of the Company and its stockholders.

*     *     *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell
Douglas K. Schnell

cc:	David Delaney
Avi Geller
Eric Shahinian